# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Atlas Trinity Tech Co., CIK 0001948443
CUSIP: G7358S119
Title of class of securities: Ordinary Shares, par value US$0.0001 per share
Address of issuer's principal executive offices: Unit 6, 10/F, Wing Tuck Comm. Ctr., Bonham Strand W., Sheung Wan, Hong Kong (K3), 000000
Date of event which requires filing of this statement: 09/10/2026
Filed by CIK 0002116966
Persons authorized to receive notices and communications: Atlas Trinity Tech Limited, Unit 6, 10/F, Wing Tuck Comm. Ctr., Bonham Strand W., Sheung Wan, Hong Kong (K3), 000000, 852 3103 2020

## Reporting persons
- Zhiwei Liu (CIK 0002116966): type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); member of a group; source of funds: working capital (WC); sole voting power 377,326; shared voting power 0; sole dispositive power 377,326; shared dispositive power 0; aggregate amount beneficially owned 377,326 (6.42% of the class)
  Comment: 1. The Reporting Person is filing this Schedule 13D/A to report a decrease in his beneficial ownership of the Issuer's Ordinary Shares following the transactions reported herein. 2. Represents 377,326 Ordinary Shares of Atlas Trinity Tech Limited (the "Company") directly and indirectly held by Zhiwei Liu ("Mr. Liu"). The Ordinary Shares beneficially owned by Mr. Liu consist of (i) 132,087 Ordinary Shares beneficially owned by Mr. Liu and held of record through Cede & Co., and (ii) 245,239 Ordinary Shares held by Chunda International Capital Management Co., Ltd, a British Virgin Islands business company that is wholly-owned by Mr. Liu. 3. The percent ownership is calculated based upon an aggregate of 5,874,743 shares outstanding as of October 23, 2026.
- Chunda International Capital Management Co., Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: working capital (WC); sole voting power 245,239; shared voting power 0; sole dispositive power 245,239; shared dispositive power 0; aggregate amount beneficially owned 245,239 (4.17% of the class)
  Comment: 1. The Reporting Person is filing this Schedule 13D/A to report a decrease in its percentage ownership of the Issuer's Ordinary Shares. 2. Represents 245,239 Ordinary Shares of the Company held by Chunda International Capital Management Co., Ltd, a British Virgin Islands business company that is wholly-owned by Mr. Liu. Mr. Liu is deemed to beneficially own these shares by virtue of his control of Chunda. 3. The percent ownership is calculated based upon an aggregate of 5,874,743 shares outstanding as of October 23, 2026.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value US$0.0001 per share
Name of issuer: Atlas Trinity Tech Co.
Address of issuer's principal executive offices: Unit 6, 10/F, Wing Tuck Comm. Ctr., Bonham Strand W., Sheung Wan, Hong Kong (K3), 000000
Comment: This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") amends and supplements the prior statement on Schedule 13D as filed on March 10, 2026 (the "Original 13D", the Original 13D as amended and supplemented, this "Schedule 13D"), and relates to the beneficial ownership of ordinary shares, par value $0.0001 per share (the " Ordinary Shares") of Atlas Trinity Tech Limited, a business company incorporated under the British Virgin Islands law, (the "Issuer").

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of this Schedule 13D is hereby amended and supplemented to add the following:

The aggregate number of ordinary shares beneficially owned by the Reporting Persons is 377,326 Ordinary Shares, consisting of (i) 132,087 Ordinary Shares beneficially owned by Mr. Liu Zhiwei, and (ii) 245,239 Ordinary Shares directly held by Chunda International Capital Management Co., Ltd. ("Chunda"). Chunda is a British Virgin Islands company wholly owned and controlled by Mr. Liu. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Mr. Liu may be deemed to beneficially own all of the Ordinary Shares directly held by Chunda. The Reporting Persons' aggregate beneficial ownership represents approximately 6.42% of the Issuer's outstanding Ordinary Shares. The percentage of beneficial ownership reported herein is based on 5,874,743 Ordinary Shares outstanding as of October 23, 2026, according to the records of the Issuer. The change in the Reporting Persons' percentage of beneficial ownership reflects (i) the Issuer's issuance of 3,149,832 additional Ordinary Shares on June 29, 2026, in connection with separate transactions to which neither of the Reporting Persons was a party, and (ii) Mr. Liu's sale of 111,050 Ordinary Shares in open-market transactions on September 10, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of the Reporting Person has sole voting and dispositive power over the ordinary shares of reported in this Schedule 13D.
Transactions in the class effected during the past sixty days:
Item 5(c) of this Schedule 13D is hereby amended and supplemented to add the following:

On September 10, 2026, Mr. Liu Zhiwei sold an aggregate of 111,050 Ordinary Shares in open-market transactions for an aggregate consideration of approximately US$335,000.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, except for the agreement described in this Schedule 13D, no one other than the Reporting Persons, or the holders of interests in the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares of the Issuer that they beneficially own.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) of this Schedule 13D is hereby amended and supplemented to add the following:

As a result of the Issuer's issuance of 3,149,832 additional Ordinary Shares on June 29, 2026, Chunda International Capital Management Co., Ltd. ceased to be the beneficial owner of more than five percent of the Issuer's outstanding Ordinary Shares on June 22, 2026. Mr. Liu Zhiwei continues to beneficially own more than five percent of the Issuer's outstanding Ordinary Shares.

## Signatures
- Zhiwei Liu: /s/ Zhiwei Liu, Zhiwei Liu (10/27/2026)
- Chunda International Capital Management Co., Ltd: /s/ Zhiwei Liu, Director (10/27/2026)